Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity: PRIMA BIOMED LIMITED (ASX:PRR)

ACN: 90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director: Mr Matthew Lehman

Date of Last Notice: 09 October 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest Direct

Nature of indirect interest N/A

(including registered holder)

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change 09 October 2013

No. of securities held prior to change 1) Ordinary Fully Paid Shares

Shares Options

Direct 1,617,763 2,104,441

Indirect - -

Total 1,617,763 2,104,441

2) American Depositary Receipts (ADR)

Shares Options

Direct 13,900 -

Indirect - -

Total 13,900 -

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Class	2) American Depositary Receipts (ADR) traded on the NASDAQ 1 ADR = 30 ordinary fully paid shares
Number acquired	1) Ordinary Fully Paid Shares

	Shares	Options
Direct	-	-
Indirect	-	-
Total	-	-

2) American Depositary Receipts (ADR)

	Shares	Options
Direct	4,000	-
Indirect	-	-
Total	**4,000**	-

Number disposed

	Shares	Options
Direct	-	-
Indirect	-	-
Total	-	-

Value/Consideration
Note: If consideration is non-cash, provide details and estimated valuation

US$ 4,040.00

No. of securities held after change

1) Ordinary Fully Paid Shares

	Shares	Options
Direct	1,617,763	2,104,441
Indirect	-	-
Total	**1,617,763**	**2,104,441**

2) American Depositary Receipts (ADR)

	Shares	Options
Direct	17,900	-
Indirect	-	-
Total	**17,900**	-

+ See chapter 19 for defined terms.

Appendix 3Y Page 2 11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Nature of change

Example: on-market trade, off-market trade, exercise of Acquiring 4,000 ADR’s at US$1.01 each that are options, issue of securities under dividend reinvestment traded on the NASDAQ plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract N/A

Nature of interest

Name of registered holder

(if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

10.10.2013

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y Page 3